Exhibit 99.1

FAA Issues G-1 for Lilium Jet, making Lilium only eVTOL manufacturer with EASA and FAA certification basis for a powered lift eVTOL aircraft

•	G-1 award confirms Lilium’s strategy of pursuing dual certification of the Lilium Jet to enable entry into service in key markets globally
•	FAA G-1 is a critical milestone in the FAA cross-validation process, establishing airworthiness and environmental requirements necessary to achieve FAA Type Certificate Validation
•	Lilium remains on track towards achieving Type Certification with EASA in late 2025

MUNICH, Germany, June 26, 2023: Lilium N.V. (NASDAQ: LILM), developer of the first all-electric vertical take-off and landing (“eVTOL”) jet, announced today that it has received the Federal Aviation Administration (FAA) G-1 Certification Basis necessary for type certificate validation of its Lilium Jet by the FAA. In 2020, Lilium’s primary airworthiness authority, the European Union Aviation Safety Agency (EASA), issued its certification basis for the Lilium Jet.

To enable global operations, Lilium is pursuing concurrent certification of the Lilium Jet through validation by the FAA under the provisions of the Bilateral Aviation Safety Agreement between the EU and U.S. Lilium is one of a few eVTOL companies seeking dual certification in the EU and the U.S. and the only pioneer holding both an EASA and FAA certification basis for a powered lift eVTOL aircraft.

Since its founding, Lilium has focused on ensuring that its design, engineering and business operations align with the rigorous safety standards and certification procedures to achieve global acceptance. Both Certification Bases result from a collaborative relationship Lilium has established over the years under the leadership of Lilium’s experienced senior aerospace engineers who have developed and delivered some of the world’s most successful and complex aircraft.

“We are the first powered lift eVTOL pioneer in our industry holding a Certification Basis from EASA and the FAA,” said Alastair McIntosh, Lilium Chief Technology Officer. “This is a major step towards our goal of achieving early certification of our aircraft in key markets to support a worldwide entry into service. We are grateful to have found great partners on both sides of the pond to electrify the skies. As per FAA practice, there will now be a collaborative process where Lilium and EASA provide feedback to the FAA before the G-1 is issued for public consultation. We look forward to continued collaboration with the FAA and EASA.“

“Receiving the FAA G-1 demonstrates the Lilium Jet’s path to global acceptance by aerospace regulators and the expected start of global operations in late 2025 for the revolutionary Lilium Jet,” Lilium Chief Executive Officer Klaus Roewe said.

Lilium contact information for Media:

Meredith Bell, Vice President, External Communications
+41 79 432 57 79
press@lilium.com

Contact information for Investors:

Dr. Folke Rauscher, Investor Relations
investors@lilium.com

About Lilium

Lilium (NASDAQ: LILM) is creating a sustainable and accessible mode of high-speed, regional transportation for people and goods. Using the Lilium Jet, an all-electric vertical take-off and landing jet, offering leading capacity, low noise, and high performance with zero operating emissions, Lilium is accelerating the decarbonization of air travel. Working with aerospace, technology, and infrastructure leaders, and with planned launch networks announced in Germany, the United States, Brazil, and the UK, Lilium’s 800+ strong team includes approximately 450 aerospace engineers and a leadership team responsible for delivering some of the most successful aircraft in aviation history. Founded in 2015, Lilium’s headquarters and manufacturing facilities are in Munich, Germany, with teams based across Europe and the U.S. To learn more, visit www.lilium.com.

Lilium Forward-Looking Statements:

The information contained in this press release contain certain forward-looking statements within the meaning of the federal securities laws, including, but not limited to, statements regarding Lilium N.V.’s and its subsidiaries (collectively, the “Lilium Group”) proposed business and business model, the markets and industry in which the Lilium Group operates or intends to operate, the anticipated timing of the commercialization and launch of the Lilium Group’s business in phases, the Lilium Group’s progress towards type certification (and type certificate validation) of its Lilium Jet with EASA and the FAA, the expected timing of receiving type certification (and type certificate validation) from EASA and the FAA, and the future performance of our innovations and the expected results of the Lilium Group’s business and business model, including when launched in phases. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on management’s current expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Factors that could cause actual future events to differ materially from the forward-looking statements in this press release include those discussed in Lilium’s filings with the U.S. Securities and Exchange Commission (“SEC”), including in the section titled “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2022 on file with the SEC, all of which are available at www.sec.gov. Forward-looking statements speak only as of the date they are made. You are cautioned not to put undue reliance on forward-looking statements, and the Company assumes no obligation to, and does not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.